UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 001-33391

CUSIP Number: 25250T209

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dialogic Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1504 McCarthy Boulevard

Address of Principal Executive Office (Street and Number)

Milpitas, California 95035-7405

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Dialogic Inc. (the “Company”) has been reviewing certain dates and terms related to shipment of its products during 2012 and the first quarter of 2013 to ensure that revenue was recognized in the correct period. Due to the timing of the review, the Company would not be able to file its Quarterly Report on Form 10-Q by the required deadline without unreasonable effort or expense. The Company is also in the process of evaluating the impact this may have, if any, on the effectiveness of its internal control over financial reporting. The Company is not currently aware of any facts that it believes would be material to the March 31, 2013 consolidated financial statements or that would cause it to change its reported results for any prior period. The Company currently anticipates filing its Quarterly Report on Form 10-Q within the period permitted by the rule.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 21E of the Exchange Act. The words “believes,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the Company’s anticipated financial results and condition and the estimated timing for the filing of the Company’s Form 10-Q. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, the Company’s review and findings related to the shipment of its products, the effectiveness of its internal control over financial reporting and the time needed for the Company to finalize and file its Form 10-Q. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anthony Housefather	514	832-3577
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment 1.

Dialogic Inc.

Attachment 1 to Form 12b-25

We expect that our preliminary consolidated revenue for the three months ended March 31, 2013 will be approximately $32.5 million compared to $41.1 million for the three months ended March 31, 2012, respectively. For the three months ended March 31, 2013, we expect a net loss of approximately $10.8 million compared to a net loss of $14.8 million for the three months ended March 31, 2012.

Dialogic Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2013	By:	/s/ John Hanson
Name: John Hanson
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).